Exhibit 99.1

Ur-Energy Inc.
(a Development Stage Company)

Unaudited Consolidated Financial Statements

June 30, 2008

(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Balance Sheets

(expressed in Canadian dollars)

	June 30, 2008	December 31, 2007
	$	$

Assets

Current assets
Cash and cash equivalents (note 8)	21,725,876	26,312,757
Short-term investments (note 8)	51,787,722	49,999,021
Amounts receivable	161,445	913,374
Prepaid expenses	144,365	61,488

	73,819,408	77,286,640

Bonding and other deposits (note 3)	1,721,704	1,508,576
Capital assets (note 4)	1,690,457	903,734
Mineral exploration properties (note 5)	31,581,785	31,232,372
Deferred exploration and development expenditures (note 5)	29,660,907	26,419,453

	64,654,853	60,064,135

	138,474,261	137,350,775

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities	1,408,578	1,432,624

Asset retirement obligation (note 7)	273,199	181,672
Future income tax liability	438,965	1,167,000

	2,120,742	2,781,296

Shareholders’ equity
Capital stock (note 6)	142,947,995	139,447,034
Contributed surplus (note 6)	10,203,241	8,202,595
Deficit	(16,797,717)	(13,080,150)

	136,353,519	134,569,479

	138,474,261	137,350,775

The accompanying notes are an integral part of these consolidated interim financial statements

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars)

	Three months ended June 30, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six Months Ended June 30, 2007	Cumulative From March 22, 2004 to June 30, 2008
	$	$	$	$	$

Expenses
Promotion	193,095	317,798	338,783	592,288	2,623,173
Regulatory authority and transfer agent fees	17,899	42,983	100,596	59,968	316,933
Professional fees	118,176	148,196	369,975	461,259	2,406,725
General and administrative	2,321,337	1,740,767	4,293,888	2,837,615	15,971,017
General exploration expense	163,060	314,524	261,240	509,427	1,816,024
Write-off of mineral property and deferred exploration expenditures	-	-	-	-	2,122,748
Amortization of capital assets	142,047	11,374	230,234	30,941	341,160

	(2,955,614)	(2,575,642)	(5,594,716)	(4,491,498)	(25,597,780)

Interest income	600,409	699,684	1,389,689	988,494	4,973,683
Foreign exchange gain (loss)	(156,301)	719,046	496,145	858,188	408,065
Other income (loss)	3,000	-	(8,685)	-	(8,685)

	447,108	1,418,730	1,877,149	1,846,682	5,373,063

Loss before income taxes	(2,508,506)	(1,156,912)	(3,717,567)	(2,644,816)	(20,224,717)

Recovery of future income taxes	-	-	-	-	3,427,000

Net loss and comprehensive loss for the period	(2,508,506)	(1,156,912)	(3,717,567)	(2,644,816)	(16,797,717)

Deficit - Beginning of period	(14,289,211)	(7,506,287)	(13,080,150)	(6,018,383)	-

Deficit - End of period	(16,797,717)	(8,663,199)	(16,797,717)	(8,663,199)	(16,797,717)

Loss per common share
Basic and diluted	(0.03)	(0.01)	(0.04)	(0.03)

Weighted average number of shares outstanding
Basic and diluted	93,222,893	84,152,811	92,746,354	79,007,175

The accompanying notes are an integral part of these consolidated interim financial statements

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	Three months ended June 30, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six Months Ended June 30, 2007	Cumulative From March 22, 2004 to June 30, 2008
	$	$	$	$	$

Cash provided by (used in)

Operating activities
Net loss for the period	(2,508,506)	(1,156,912)	(3,717,567)	(2,644,816)	(16,797,717)
Items not affecting cash:
Stock based compensation	1,195,742	1,106,171	2,048,886	1,701,247	8,814,437
Amortization of capital assets	142,047	11,374	230,234	30,941	341,160
Write-off of deferred exploration expenditures	-	-	-	-	2,122,748
Foreign exchange loss (gain)	(6,597)	(1,048,111)	10,000	(1,186,840)	(2,287,981)
Other loss (income)	(3,000)	-	12,000	-	12,000
Recovery of future income taxes	-	-	-	-	(3,427,000)
Change in non-cash working capital items:
Amounts receivable	61,940	(76,794)	739,929	(110,308)	(179,252)
Prepaid expenses	(64,054)	(73,131)	(82,877)	(108,665)	(144,365)
Accounts payable and accrued liabilities	(181,830)	(249,530)	(1,021,346)	(226,533)	(787,075)

	(1,364,258)	(1,486,933)	(1,780,741)	(2,544,974)	(12,333,045)

Investing activities
Mineral exploration property costs	(109,724)	(366,893)	(252,613)	(455,600)	(9,838,663)
Deferred exploration and development expenditures	(1,593,156)	(1,624,852)	(2,286,227)	(2,728,929)	(21,742,599)
Purchase of short- term investments	(51,787,722)	-	(51,787,722)	-	(114,616,743)
Sale of short-term investments	-	-	49,989,021	-	62,829,021
Decrease (increase) in bonding and other deposits	(223,961)	(49,082)	(213,129)	(394,346)	(1,721,705)
Purchase of capital assets	(672,220)	(275,651)	(980,156)	(397,241)	(1,952,224)

	(54,386,783)	(2,316,478)	(5,530,826)	(3,976,116)	(87,042,913)

Financing Activities
Issuance of common shares and warrants	-	77,744,735	2,750,000	77,744,735	122,668,053
Share issue costs	(5,314)	(246,119)	(115,314)	(246,119)	(2,569,025)
Proceeds from exercise of warrants, compensation options and stock options	43,750	370,456	90,000	985,387	18,567,931
Payment of New Frontiers obligation	-	(11,955,375)	-	(11,955,375)	(17,565,125)

	38,436	65,913,697	2,724,686	66,528,628	121,101,834

Net change in cash and cash equivalents	(55,712,605)	62,110,286	(4,586,881)	60,007,538	21,725,876

Cash and cash equivalents - Beginning of period	77,438,481	26,625,076	26,312,757	28,727,824	-

Cash and cash equivalents- End of period	21,725,876	88,735,362	21,725,876	88,735,362	21,725,876

The accompanying notes are an integral part of these consolidated interim financial statements

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
June 30, 2008

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. ( the  "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  The Company has not determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of these properties and upon attaining future  profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario.  The Company continued under the Canada Business Corporation Act on August 7, 2006.  These financial statements have been  prepared by management in accordance with accounting principles generally accepted in Canada and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.,  NFU Wyoming, LLC, Lost Creek ISR, LLC, The Bootheel Project, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. Except as set out below, the accounting policies used in the preparation of the interim consolidated financial statements conform to those used in the Company’s annual financial statements for the year ended December 31, 2007 and reflect all normal and recurring adjustments considered necessary to fairly state the results for the periods presented.

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements for the year ended December 31, 2007.

Adoption of new accounting pronouncements

On January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:

•
Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation.  These new disclosure standards increase the Company’s disclosure regarding the nature and risk associated with financial instruments and how those risks are managed (see Note 8).  The new presentation standard carries forward the former presentation requirements.

•	Section 1535, Capital Disclosures. This new standard requires the Company to disclose its objectives, policies and processes for managing its capital structure (see Note 10).
•
Section 1400, General Standards on Financial Statement Presentation.  This standard requires management to assess at each balance sheet date and, if necessary, disclose any uncertainty surrounding the ability of the Company to continue as a going concern.  The adoption of this standard had no impact on the Company’s disclosures in these interim financial statements.

3.	Bonding and other deposits

Bonding and other deposits include $1,683,283 (December 31, 2007 – $1,397,607) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Once the reclamation is complete, the bonding deposits will be returned to the Company.  As at June 30, 2008, bonding and other deposits also include $38,421 (December 31, 2007 - $110,969) on deposit with trade vendors.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
June 30, 2008

(expressed in Canadian dollars)

4.    Capital assets

	June 30, 2008			December 31, 2007
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $

Computers	165,094	47,695	117,399	135,865	28,988	106,877
Software	112,635	38,756	73,879	95,870	18,535	77,335
Office furniture	159,465	33,759	125,706	124,217	21,456	102,761
Field vehicles	598,379	143,166	455,213	301,057	86,011	215,046
Field equipment	1,094,641	176,381	918,260	456,247	54,532	401,715

	2,130,214	439,757	1,690,457	1,113,256	209,522	903,734

5.	Mineral exploration properties and deferred exploration and development expenditures

	Canada			USA		Total
	Thelon $	Hornby Bay $	Bugs $	Lost Creek/ Lost Soldier $	Other US Properties $	$

Mineral exploration properties:

Balance December 31, 2007	251,634	8,711	275,225	24,235,967	6,460,835	31,232,372

Acquisition costs	-	-	-	-	34,450	34,450
Staking and claim costs	3,573	-	77,372	-	191,411	272,356
Labor costs	-	-	-	1,378	37,144	38,522
Outside service costs	323	-	323	-	1,598	2,244
Other costs	-	-	-	-	1,841	1,841

Balance June 30, 2008	255,530	8,711	352,920	24,237,345	6,727,279	31,581,785

Deferred exploration and development expenditures:

Balance December 31, 2007	3,915,199	433,708	672,912	16,868,580	4,529,054	26,419,453

Environmental & reclamation costs	-	-	-	84,245	18,721	102,966
Permitting costs	(200)	-	2,160	477,837	7,292	487,089
Access costs	-	-	-	2,210	1,752	3,962
Geological costs	-	-	2,240	3,761	(3,502)	2,499
Geophysical costs	-	-	-	141,362	213,582	354,944
Drilling costs	-	-	100,000	933,931	29,003	1,062,934
Geochemical costs	-	-	-	1,432	2,777	4,209
Evaluation costs	-	-	-	71,091	-	71,091
Development costs	-	-	-	42,351	-	42,351
Labor costs	382	-	1,742	400,737	176,752	579,613
Material & supply costs	-	-	65,287	95,758	1,578	162,623
Outside service costs	39,687	-	39,884	204,569	18,222	302,362
Other costs	-	-	18,966	35,871	9,974	64,811

Balance June 30, 2008	3,955,068	433,708	903,191	19,363,735	5,005,205	29,660,907

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
June 30, 2008

(expressed in Canadian dollars)

Thelon

The Company's Thelon Basin projects include Screech Lake, Eyeberry and Gravel Hill and are located in the Northwest Territories, Canada.

Hornby Bay

The Company's Hornby Bay projects in Nunavut, Canada include the Dismal Lake West and Mountain Lake claim groups.

On July 31, 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to its Mountain Lake and Dismal Lake West properties. Pursuant to the option agreement, Triex made a $25,000 cash payment upon execution of the agreement and spent $200,000 on exploration of the properties by September 22, 2006. In order to exercise the option, and obtain a 100% interest, Triex was required to incur a further $500,000 in exploration spending by September 30, 2007. The Company received notice during October 2007 that the expenditure requirements had been met. The Company retains a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

Bugs

The Bugs property is located in the Kivalliq region of the Baker Lake Basin, Nunavut.

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada.  The Company has earned a 100% interest in the property by issuing a total of 85,000 common shares to the vendor.  Upon signing, 10,000 common shares were issued to obtain initial 12% interest in the property.  These common shares were valued at $29,000.  On the first anniversary of the agreement, in September 2007, 25,000 common shares were issued for an additional 30% interest.  These common shares were valued at $71,500. The final installment of 50,000 common shares was issued in December 2007 to obtain the final 58% interest.  These shares were valued at $171,500.  The vendor retains a 2% net smelter royalty which is subject to a buyout of 1% for $1.0 million.

United States

On February 3, 2005, the Company entered into a letter of intent with Dalco Inc. (the “Dalco LOI”).  Under the terms of the Dalco LOI, the Company had an option to acquire certain unpatented claims and land records for the property located in Wyoming, USA together with exploration records, drill log files and related data (collectively the “Radon Springs Property”).  The Company paid Dalco US$25,000 upon signing the Dalco LOI and the Company issued 25,000 common shares to Dalco in 2005 in order to acquire a 25% interest in the Radon Springs Property.

On July 20, 2005, the Company concluded a definitive agreement with Dalco (the “Dalco Agreement”).  Under the terms of the Dalco Agreement, the Company increased its interest in the Radon Springs Property to 50% by providing an additional US$50,000 and 50,000 common shares during November 2005.  During November 2006, the Company increased its interest to 75% by providing an additional US$100,000 and 100,000 common shares valued at $446,000.  During September 2007, the Company exercised its right to acquire the remaining 25% interest, for a 100% total interest, by providing an additional US$150,000 and 150,000 common shares valued at $469,500. Dalco retains a production royalty of 3% on the total gross proceeds received by the Company on the sale of U3O8 (“Yellowcake”) extracted from uranium ores from the Radon Springs Property.

On June 30, 2005, the Company entered into definitive agreements with New Frontiers Uranium LLC, a Colorado limited liability company (the “New Frontiers LOI”) to acquire certain Wyoming properties (the “New Frontiers Agreements”).  Under the terms of the New Frontiers Agreements, the Company acquired a 100% interest in NFU Wyoming LLC which holds the majority of the Company's Wyoming properties, including the Lost Creek and Lost Soldier projects, for total consideration of $24,515,832 (US$20,000,000).  A royalty on future production of 1.67% is in place with respect to 20 claims comprising a portion of the Lost Creek project claims.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
June 30, 2008

(expressed in Canadian dollars)

On April 6, 2006, the Company announced it had entered into an agreement with Energy Metals Corporation (“Energy Metals”) to complete a land swap enabling the Company and Energy Metals to consolidate their respective land positions in specific project areas of Wyoming.  The Company traded its Shamrock (also known as "Red Rim") and Chalk Hills projects to Energy Metals for their holdings in the Bootheel project area.  Pursuant to the agreement, the Company  received Energy Metals’ unpatented mining claims known as the "TD group" in Albany County, Wyoming.  Energy Metals received the Company’s unpatented “F” mining claims located  in  the southern Great  Divide  Basin  in  Carbon and Sweetwater  counties,  Wyoming  along with the unpatented “Rita” mining claims located in the Shirley Basin in Carbon County, Wyoming.  Under the terms of the agreement, Energy Metals and the Company have granted one another a 1/2% royalty on future production of uranium from the properties.  The fair value of these properties is not reliably determinable; therefore, the accumulated historical costs of the Shamrock and Chalk Hills projects have been recorded as the accounting basis of the Bootheel property received.  Historic property costs related to the Shamrock and Chalk Hills projects was $332,090 and deferred exploration costs with respect to the projects was $91,980.

On June 16, 2006, the Company entered into a data purchase agreement with Power Resources Inc. ("PRI") related to the Bootheel and Buck Point project areas.  The Company paid a first installment of $99,209 (US$90,000) related to the acquisition of this data. During May 2007, the Company made a second and final payment of $99,028 (US$90,000) . The data includes drill hole logs, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from previous operators as well as historical feasibility reports.  Under the terms of the agreement, the Company will provide PRI with a 1% royalty on future uranium and associated minerals produced from the property.

On June 19, 2006, the Company completed an acquisition of claim groups in the Great Divide Basin of Wyoming, consisting of certain unpatented mining claims in four claim blocks. The Company purchased the properties for an aggregate consideration of 250,000 common shares of the Company valued at $515,000.  Additionally, on September 29, 2006, the Company acquired additional unpatented mining claims relating to one of these claim blocks for cash consideration of US$41,000.  Under the terms of the agreements, the Company will provide the seller with a 2% royalty on future uranium production from the acquired properties and from a one-mile area of interest surrounding the properties.

During October 2006, the Company acquired certain State of South Dakota Mineral Leases in Harding County, northwest South Dakota for cash consideration of $158,431.  In October 2007, additional leases were acquired in Harding and Fall River counties for cash consideration of $77,802.

During June 2007, the Company entered into an Exploration, Development and Mine Operating Agreement with Target Exploration & Mining Corporation and its subsidiary ("Target").  Under the terms of the agreement, the Company, through its wholly-owned subsidiary, NFUR Bootheel, LLC, contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC.  The projects cover an area of known uranium occurrences in Albany County, Wyoming in the Shirley Basin.  The Bootheel and Buck Point properties contributed by the Company are comprised of certain mining claims and two state leases. The Company will make any data covering its Bootheel and Buckpoint properties, and certain other data, available to the venture with Target.  Target will contribute US$3 million in exploration expenditures and issue a total of 125,000 common shares of Target to the Company over a four year period in order to earn a 75% interest in The Bootheel Project, LLC. The initial 50,000 common shares of Target were received during August 2007 and the second installment of 25,000 Target shares was received in May 2008.  Minimum exploration expenditures of US$750,000 are required in each year during the four year earn-in period. Target is the operator of the Bootheel Project.

During June 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon"). Under the terms of the agreements, the Company, through its wholly-owned subsidiary, NFUR Hauber, LLC, contributed its Hauber property to Hauber Project LLC.  The Hauber property is located in Crook County, Wyoming and consists of certain unpatented lode mining claims and one state uranium lease totaling approximately 5,160 acres.  Effective August 1, 2008, Trigon tendered its resignation as a Member and the Manager of the Hauber Project.  Transition of management of the Hauber Project back to the Company is ongoing.  Before Trigon's decision not to proceed it had contracted, as Manager of the Project, for several outside geologic and hydrologic analytical projects, which were completed and submitted during the first half of 2008.  The consultants employed abundant historic data to define the geologic setting and assess the potential of the Hauber Project properties for the recovery of uranium through ISR mining methods.  Further inhouse analysis of these reports is underway by the Company.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
June 30, 2008

(expressed in Canadian dollars)

6.	Capital stock

Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

        Issued

	Common Shares #	Amount $

Balance, December 31, 2007	92,171,607	139,447,034

Common shares issued for cash, net of issue costs	1,000,000	2,634,686
Tax effect on issue costs	-	728,035
Exercise of stock options	72,000	138,240

Balance, June 30, 2008	93,243,607	142,947,995

No class A preference shares have been issued

2008 issuances

On March 25, 2008, the Company completed a non-brokered private placement of 1,000,000 flow-through common shares at $2.75 per share raising gross proceeds of $2,750,000.  Total direct share issues costs were $115,314.

Stock options

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Plan”).  Eligible participants under the Plan include directors, officers and employees of the Company and consultants to the Company.  Under the terms of the Plan, options generally vest with Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Activity with respect to stock options is summarized as follows:

	Number	Weighted-average exercise price $

Outstanding, December 31, 2007	8,010,700	2.89

Forfeit	(18,100)	4.75
Exercised	(72,000)	1.25
Granted	1,050,000	1.66

Outstanding, June 30, 2008	8,970,600	2.76

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
June 30, 2008

(expressed in Canadian dollars)

As at June 30, 2008, outstanding stock options are as follows:

Options outstanding	Options exercisable

Exercise price $	Number of options	Weighted- average remaining contractual life (years)	Number of options	Weighted- average remaining contractual life (years)	Expiry

1.25	2,560,800	2.4	2,560,800	2.4	November, 17, 2010
1.65	1,025,000	4.9	102,500	4.9	May 8, 2013
2.01	75,000	2.7	75,000	2.7	March 25, 2011
2.11	25,000	4.7	2,500	4.7	March 19, 2013
2.35	1,500,000	2.8	1,500,000	2.8	April 21, 2011
2.75	424,200	3.2	424,200	3.2	September 26, 2011
2.98	50,000	4.3	16,000	4.3	October 5, 2012
3.00	437,500	4.1	236,250	4.1	August 9, 2012
3.16	50,000	4.2	50,000	4.2	September 17, 2012
3.67	200,000	4.0	108,000	4.0	July 15, 2012
4.07	30,000	4.4	9,600	4.4	November 7, 2012
4.75	1,993,100	3.9	1,071,900	3.9	May 15, 2012
5.03	600,000	3.6	200,000	3.6	February 15, 2012

	8,970,600	3.4	6,356,750	3.0

During the six month period ended June 30, 2008, the Company recorded a total of $2,048,886 related to stock option compensation (2007 - $3,078,057). The fair value of options granted during 2008 and 2007 was determined using the Black-Scholes option pricing model with the following assumptions:

	2008	2007

Expected volatility	65%	67%
Expected option life (years)	4.1	4.0
Risk-free interest rate	3.1%	4.3%
Expected dividend yield	0%	0%

Contributed surplus

Amounts recorded as contributed surplus in shareholders' equity relate primarily to the fair value of compensation options and stock options.  Activity with respect to contributed surplus is summarized as follows:

$

Balance, December 31, 2007	8,202,595

Stock option charges	2,048,886
Exercise of stock options	(48,240)

Balance, June 30, 2008	10,203,241

7.	Asset retirement obligation

The Company has recorded $273,199 for asset retirement obligations (December 31, 2007 – $181,672) which represents an estimate of costs that would be incurred to remediate the exploration and development properties.  The retirement obligations recorded relate entirely to exploration and development drill holes on the Company's Wyoming properties.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
June 30, 2008

(expressed in Canadian dollars)

8.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, bonding and other deposits and accounts payable.  The fair value of these instruments approximates their carrying amount due to their short term to maturity.

The Company’s cash equivalents and short-term investments consist of Canadian dollar and US dollar denominated guaranteed investment certificates, certificates of deposit and money market accounts.  These instruments are classified as held-to-maturity and carried at cost plus accrued interest.  They bear interest at annual rates ranging from 2.5% to 3.2% and mature at various dates up to June 26, 2009.

The Company’s accounts receivable and accounts payable are accounted for at amortized cost.

It is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments except for US dollar foreign currency risk with respect to cash and cash equivalents and bonding deposits held in US dollars.  As at June 30, 2008, the Company held approximately US$12.0 million in cash and cash equivalents and bonding deposits ($18.3 million at December 31, 2007).  The Company has not entered into any foreign exchange contracts or other strategies to mitigate this risk.

9.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties.  The Company operates in Canada and the United States.  Capital assets segmented by geographic area are as follows:

	June 30, 2008
	Canada $	United States $	Total $

Bonding and other deposits	-	1,721,704	1,721,704
Capital assets	8,973	1,681,484	1,690,457
Mineral exploration properties	617,161	30,964,624	31,581,785
Deferred exploration expenditures	5,291,967	24,368,940	29,660,907

	December 31, 2007
	Canada $	United States $	Total $

Bonding and other deposits	-	1,508,576	1,508,576
Capital assets	10,288	893,446	903,734
Mineral exploration properties	535,570	30,696,802	31,232,372
Deferred exploration expenditures	5,021,819	21,397,634	26,419,453

10.	Capital structure

The Company’s capital structure is comprised of Shareholders’ Equity.  The Company’s objectives when managing its capital structure are to i) preserve the Company’s access to capital markets and its ability to meet its financial obligations, and ii) finance its exploration and development activities.

The Company monitors its capital structure using future forecasts of cash flows, particularly those related to its exploration and development programs.

The Company manages its capital structure and makes adjustments to it to maintain flexibility while achieving the objectives stated above.  To manage the capital structure, the Company may adjust its exploration and development programs, operating expenditure plans, or issue new shares.  The Company’s capital management objectives have remained unchanged over the periods presented.